

What we don't yet know could change everything.

Genentech 2002 Annual Report

The acceleration of scientific knowledge over time has been profound—and it is ceaseless.

Today, the span of time between great discoveries in medicine gets smaller and smaller due in part to the relatively new field of biotechnology. And the number of breakthroughs and new approaches to disease continues to grow. At Genentech, we believe we have only just begun to scratch the surface of biotechnology's potential. Without a doubt, future discoveries will dramatically change our understanding of serious illnesses and potential treatments. Even more importantly, science is likely to create dramatic change at a more personal level—increasing the length and quality of life for our loved ones and ourselves.

What if one day everyone could survive cancer?

Cancer is the second leading cause of death in the United States behind heart disease, with over 1.2 million new cases diagnosed per year. Some predict it will become number one in the next 10 years. Curing cancer is our ultimate goal, but if we are able to keep cancer in check, extend patients' lives and improve their quality of life, that will be a major victory over the disease. Genentech developed the first two therapeutic antibodies for cancer in the United States, Rituxan® (Rituximab), which was co-developed with IDEC Pharmaceuticals, and Herceptin® (Trastuzumab)—both of which attack malignant cells without causing extensive damage to healthy tissues. Rituxan and Herceptin are different from chemotherapy in that, although they are serious medicines, they tend to have relatively few side effects and can sometimes be taken for prolonged periods to stave off the disease. With this new approach to cancer treatment, it becomes more and more of a reality that someday cancer could be something you manage like diabetes or high blood pressure. Something you live with, grow old with and tell your grandchildren about.



What if cancer research helped discover new therapies for arthritis?

The amazing thing about science is that every idea can be challenged. Our fundamental understanding of illness is changing based on new discoveries about the relationships between the causes of cancer and the immune system—which opens the doorway to new potential treatments in both areas. Genentech has long used products of the immune system, antibodies, to fight cancer, but we are now also looking at ways in which our research in cancer and genomics might shed light on immune-related disorders. For instance, ongoing clinical work on Rituxan, a drug for non-Hodgkin's lymphoma, led to the groundbreaking discovery that Rituxan may also help patients with rheumatoid arthritis, an immunological disorder. Our scientists continue to explore the relationship between oncology and immunology at a molecular level in the hopes of finding more unexpected connections between different kinds of cellular functions, illnesses and treatments.



The top 100 drugs target only 45 molecules. With approximately 30,000 genes left to explore, the opportunities are vast.

A map of the human genome was completed in 2000, but we have only just begun to tap its potential for medicine. The first phase of genomics was about identifying, sorting and screening genes, and we are now in a position to fully explore their therapeutic possibilities. At Genentech, our cross-disciplinary genomics initiatives have provided a tremendous reservoir of potential targets, which we will be investigating for the next decade or more. Our Tumor Antigen Program, for instance, has been focusing on targets overexpressed on the surface of tumor cells which can be important in tumor growth. The overall goal of this program is to develop antibodies to these targets (or antigens) that might eventually serve as therapeutics in the treatment of cancer. There are vast opportunities buried in the human genome that will come to light over time—opportunities for whole new approaches to fighting disease, new kinds of medicine, and new leases on life.



There is no one magic bullet.

For many years, scientists hoped for a single "magic bullet" to attack cancer. However, research has shown that cancer is not one disease but a collection of diseases for which different kinds of therapies targeting multiple gene products may need to be developed. Genentech's Herceptin, which targets a particular form of metastatic breast cancer, HER2-overexpressing, led the way in changing the paradigm in cancer treatment and set the stage for the development of other targeted approaches to cancer. We've also discovered that these targeted therapies may prove even more powerful in combination with other anti-cancer agents—in a cocktail approach that fights the cancer on many different fronts. In the last decade, biotechnology has revolutionized our thinking about cancer. Only time will tell what other assumptions will be challenged and what other mysteries solved.



There are more than 1,000 biotech companies focused on medical therapeutics in the United States. Fewer than 10 percent of them have brought a drug to market.

When we founded this industry, we stood alone. Twenty-seven years and 10 marketed products later, there are still only a few major players. It's no small feat to successfully bring a drug to market—it takes a biotech or pharmaceutical company, on average, 10 to 15 years and can cost up to $800 million. Biotech companies need to not only be able to make groundbreaking discoveries but also be able to transform them into safe and effective medicines for patients. Partly because of our diverse product portfolio, Genentech has the biotech industry's most extensive track record in all phases of the long and resource-intensive process of bringing new disease treatments to patients. By being a fully integrated drug development company, we are able to take the flicker of an idea in a lab and—years later—see it extend and enhance a patient's life.



Arthur D. Levinson, Ph.D.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dear Stockholders: The passion that drives our business is the belief that the science of life—biology—holds the keys to solve life's toughest health challenges.

This simple inspiration has driven our business for 27 years. Since Bob Swanson and Herb Boyer founded Genentech in 1976, biotechnology has given us entirely new ways of thinking about the human body, disease and potential treatments. It has given us breakthrough therapies for a host of medical conditions, including diabetes, hemophilia, cystic fibrosis, growth hormone deficiency, heart attack, stroke, anemia, and cancer. It has spawned a robust and growing industry, with more than 1,400 biotech companies in the United States, of which more than 340 are publicly held.

And, despite depressed stock prices and diminishing capital investment, the momentum for the industry continues to build. It was only in 1982 that the U.S. Food and Drug Administration (FDA) approved the first innovative biotech medicine, recombinant human insulin, and since then it has approved 130 biotech drugs and vaccines. According to a recent industry study, more than 370 biotech products targeting approximately 200 diseases are in clinical trials. More than 100 of those products are in Phase III, which means the industry could produce roughly as many medicines in the next few years as it has during the past 20. In addition, gene-based diagnostics for many major illnesses could be available in the next several years, changing the way disease is diagnosed and facilitating treatment with appropriate biotherapeutics.

As illustrated in the timeline which begins on the right, the last few decades are merely a small part of a much longer history of scientific discovery that began several centuries ago and will continue through our lifetimes and beyond. The pace of new discoveries over the last quarter century has been particularly intense and will continue to increase, as we have only just begun to explore the ways in which biotechnology will change medicine. The science is still evolving dramatically, and the learning curve remains steep in terms of the insights this new technology still has to offer.

By studying the human body at the molecular level and understanding better its most basic processes, researchers in biotechnology are already making important advancements in cancer treatment. Targeted therapies have transformed cancer patient care in the last several years, and I believe biotechnology has much more yet to contribute to the war against this intractable disease. If targeted therapies continue to prove effective, as I believe they will, oncologists would regularly begin treatment by analyzing a patient's tumor, determining its particular genetic makeup, and prescribing the appropriate biotherapeutic to attack the tumor. Targeted therapies may also be taken in combination with each other in a "drug cocktail" approach that fights tumor growth through several different mechanisms at once. This targeted approach tends to be less toxic than chemotherapy and may allow cancer patients to live longer and relatively symptom-free lives, eventually rendering cancer a disease that can be contained and managed. At present, over a dozen targeted therapies for cancer have been accepted by the FDA for expedited review, so there will likely be more such medicines on the market in the near future.

Mapping the human genome was an enormous, historical accomplishment, but it was only the beginning. We are now engaged in the real work of delving into the genetic information to find suitable targets and understanding them well enough to develop medicines that successfully address cancer and other serious and life-threatening illnesses. This process will not happen overnight but will span many years, even decades. And, once a target has been identified, the drug development process then takes many years and hundreds of millions of dollars—and is not always successful. In addition, only a handful of biotech companies have the resources, expertise and experience to undertake the long and costly process of bringing a drug to market. So, while the potential of genomics and biotechnology is profound in the long term, the progress will be incremental.

Genentech is well-positioned to do this kind of work, as we have had a concerted effort over the past seven years in the genomics and bioinformatics areas and have a history of transforming powerful new technology into safe and efficacious medicines. Out of that effort, we have filed patent applications on more than 1,200 full-length DNA sequences. We are continuing to understand the underlying biology and therapeutic utility of these genes and the proteins they express. Overall, Genentech holds approximately 4,300 patents worldwide and has close to 5,000 patent applications pending, placing us in a strong position in terms of intellectual property protection.

An ongoing context for the biotech industry is the regulatory environment. I am pleased with some recent developments at the FDA, which will help move the industry forward. Late in 2002, Dr. Mark McClellan was appointed FDA Commissioner, ending an 18-month period during which the agency had no Commissioner. Also in 2002, our industry was successful in negotiating an extension of the FDA user fees to provide the agency with the resources necessary to review biotechnology products in a timely manner. Genentech supports all such efforts to speed the delivery of safe and effective therapies to patients.

TIMELINE OF SCIENTIFIC MILESTONES

The microscope invented by Janssen
1590

Cells first described by Hooke
1663

BEFORE 1800

In 2002, Genentech continued to thrive as a profitable growth company while preparing for the potential of multiple product launches in the next several years and cultivating a strong and diverse pipeline with approximately 20 projects in development. Our total revenues for 2002 were over $2.7 billion, with our total product sales topping $2 billion for the first time, driven by our oncology products Rituxan® (Rituximab) and Herceptin® (Trastuzumab). Our legacy products growth hormone and Pulmozyme® (dornase alfa) also achieved substantial growth during 2002.

In terms of progress in our pipeline during the year, we are pleased to report that in December 2002 Genentech and partners Novartis and Tanox filed an amendment to the original Biologics License Application (BLA) for Xolair™ (Omalizumab), a potential therapy for adult moderate-to-severe allergic asthma. A few days later, Genentech and partner XOMA filed a BLA for Raptiva™ (Efalizumab), a potential treatment for moderate-to-severe plaque psoriasis. Depending on FDA approval, we plan to launch these two highly innovative potential therapies for immunological diseases in 2003.

In other pipeline news, we have decided to move rhuFab V2 (ranibizumab) into a Phase III clinical trial for age-related macular degeneration based on positive Phase Ib/II trial results reported in the third quarter of 2002. Age-related macular degeneration is the leading cause of blindness in those over the age of 65. We are continuing to develop potential anti-VEGF products such as rhuFab V2 and Avastin™ (bevacizumab, rhuMAb-VEGF) for various diseases with high unmet medical needs.

As you may already know, we announced in September 2002 that the primary endpoint in the Avastin relapsed metastatic breast cancer study was not achieved. However, the results seen in earlier studies lead us to continue to believe in VEGF as a potentially important target for cancer therapy, and we are developing additional data to better understand Avastin's effect in various tumor types. We look forward to data from our Phase III studies of Avastin in metastatic colorectal cancer, which are due in mid-2003. We also announced in early 2003 that we are developing a Phase III program for Avastin in renal cell carcinoma (kidney cancer) and plan on initiating this program in the first half of 2003.

We have decided to move 2C4, a humanized antibody targeted to HER2, into Phase II clinical trials and will be studying the molecule in prostate, ovarian, breast and non-small cell lung cancers. We and partners OSI and Roche also completed enrollment ahead of schedule in 2002 in both frontline Tarceva™ (erlotinib HCl) combination survival studies in lung cancer and expect to have the data by mid-2003.



1800
1830
Proteins discovered
Mendel discovers that genetic traits are passed from parents to offspring in a predictable way
1865
1879
Fleming discovers chromosomes
Escherichia coli (E. coli) bacterium discovered (later becomes a major tool for biotechnology)
1885

In 2002, we celebrated an important anniversary milestone for our groundbreaking therapeutic antibody, Rituxan, which we developed and co-promote with IDEC Pharmaceuticals. When launched in 1997, Rituxan was the first new therapy for certain patients with non-Hodgkin's lymphoma (NHL) in more than a decade and was the first therapeutic antibody approved for cancer in the United States. To date, more than 300,000 patients have been treated with Rituxan worldwide.

Rituxan has also generated more than $2.8 billion in total worldwide sales since launch. In 2002, Rituxan generated more than $1 billion in U.S. sales alone. Neupogen® (Filgrastim) is the only other oncology product to reach annual U.S. sales of $1 billion within five years of launch. This year Rituxan also became the number one branded oncology therapeutic in the United States and the number two branded oncology therapeutic in the world as measured by sales. And the Rituxan market still has room to expand; future growth will be driven by additional indications, combination use with chemotherapies and use in retreatment and maintenance.

In five years, Rituxan has not only exceeded everyone's expectations, it has changed the way lymphoma is treated. In addition to offering a therapy with fewer side effects than chemotherapy, data from the GELA study (announced in the fourth quarter of 2000) showed the first improvement in survival seen in aggressive NHL patients in more than 25 years when Rituxan is added to standard chemotherapy.

And we have not yet completed our exploration of the potential ways this breakthrough product could help patients. Rituxan, for instance, entered development in 2002 for two immunological disorders, rheumatoid arthritis (RA) and idiopathic thrombocytopenic purpura (ITP). We, in partnership with IDEC and Roche, are in



Human growth hormone discovered by Evans and Long
1920
Avery demonstrates that DNA is the "transforming factor" and material of genes
1940
The genetic code is cracked, demonstrating that a sequence of three nucleotide bases determines each of 20 amino acids
1966
First complete synthesis of a gene
1971
Genentech, the first biotechnology company, is founded by Swanson and Boyer; the first working synthetic gene is developed
1976
Genentech produces the first human protein (somatostatin) in a bacterium (E. coli)
1977
Polymerase chain reaction (PCR) technique conceived (will become a major means of copying genes and gene fragments)
1983
Genentech scientists clone Factor VIII—at the time, the longest DNA sequence cloned by any research group
1984
The first full gene sequence of a living organism other than a virus is completed for the bacterium Haemophilus influenzae
1995
The discovery of a gene associated with Parkinson's disease
1996
Draft of the human genome sequence completed by the HGP and Celera Genomics
2000
Genentech granted a patent relating to fundamental methods used to produce antibodies by recombinant DNA technology
2001
1900
2000
1953
"Double-helix" structure of DNA first described by Watson and Crick
1958
DNA is made in a test tube for the first time
1973
Cohen and Boyer develop genetic engineering techniques to "cut and paste" DNA and reproduce the new DNA in bacteria
1975
Milstein and Kohler develop the first monoclonal antibodies (MAbs)
1978
Genentech scientists synthesize recombinant human insulin, the first biotech product approved by the FDA
1980
Cohen and Boyer receive first U.S. patent for gene cloning
1990
Human Genome Project (HGP), an international effort to map all of the genes in the human body, is launched
1994
BRCA1, the first breast cancer susceptibility gene, is discovered
1997
A new DNA technique combines PCR, DNA chips and a computer program to create a new tool in the search for disease-causing genes
1998
Drafts completed of the genome sequence for the C. elegans worm and the bacteria that is the major cause of tuberculosis
2002
Drafts completed of the genome sequence of the mouse, the malaria parasite and the mosquito that spreads malaria
2003
The 50th anniversary of the double helix

the process of launching a large global clinical program for Rituxan in RA based on positive Phase II results in this disorder.

We continue to enroll patients in our Phase III clinical trials in adjuvant breast cancer for Herceptin, another innovative targeted therapy and the number eight branded oncology therapeutic in the United States. In addition, in the third quarter of 2002, Genentech received approval from the FDA to include information about the FISH (fluorescence in situ hybridization) breast cancer gene-detection test—an additional method for identifying patients for treatment with Herceptin—into the labeling of the product insert of Herceptin.

Among the challenges of conducting the kind of cutting-edge research we do at Genentech are the disputes over contracts and inventorship that arise in our industry and the need to defend our intellectual property. In the second quarter of 2002, in the retrial of a contract dispute brought by the City of Hope Medical Center (COH) against Genentech, COH was awarded approximately $300 million in compensatory damages and $200 million in punitive damages. Genentech is in the process of appealing the judgment in the case to the California Court of Appeal, and we are confident in our position. While we took a litigation-related special charge for the judgment in the second quarter of 2002, no cash, if any, will be paid out until the appeal process is completed. In the third quarter of 2002, Genentech won a patent dispute brought by Chiron against Genentech for alleged infringement of a Chiron patent by Herceptin. During the course of the trial, the United States Patent and Trademark Office also declared an interference regarding Chiron's patent because it had determined that there was a substantial question as to whether the inventors of the Chiron patent were entitled to this patent.

As we prepare for potential product launches in the next several years, we continue to grow our business. Our employee base now numbers approximately 5,200, and we continue to pride ourselves on being an employer of choice and fostering an environment of innovation and excellence. In 2002, we were recognized for the fifth consecutive year by *Fortune* magazine as one of the Top 100 Best Places to Work. We were also included for the 11th time on *Working Mother's* list of the 100 Best Companies for Working Mothers and named the top employer and most admired company in the biotechnology and pharmaceutical industries by *Science* magazine. Finally, Genentech was named Company of the Year by Project HIRED, an organization dedicated to helping disabled individuals find meaningful employment.

We are also committed to playing a positive role in our communities. In 2002, we donated more than $6 million in support of a variety of key strategic health and science nonprofit organizations, as well as a number of other educational, civic and social service organizations in our local South San Francisco and Vacaville communities. And, in line with our pledge that no patient will go without a Genentech product based on financial reasons alone, we donated drugs with a total market value of $39 million to more than 4,600 uninsured or underinsured patients as part of our Access to Care Foundation.

In closing, I'd like to thank the thousands of employees who, over the last 27 years, have worked with such dedication and passion to transform the possibilities of biotechnology into improved realities for patients. I'd also like to acknowledge the many stockholders who have helped build Genentech into the thriving, financially stable growth company it is today. Finally, I would like to pay tribute to the over one million patients and their families who have put their faith in our innovative therapies and have continued to inspire and motivate us. As we head into 2003, we believe that the brief but exciting history of biotechnology suggests that what we have yet to learn, what we have yet to invent and what we have yet to offer patients is without limits.



Arthur D. Levinson, Ph.D.
Chairman and Chief Executive Officer
March 2003

The statements made in this letter and the 5x5 Report Card on page 11 relating to the number of potential new products or indications in late-stage clinical trials, the time frame of data availability from the Phase III Avastin trial in colorectal cancer and the Phase III Tarceva trial in lung cancer, the initiation of a development program for Avastin for the potential treatment of renal cell carcinoma, the number and timing of potential new products or indications approved and launched, including the potential launch dates of Xolair and Raptiva, and financial performance, including the pro forma EPS growth rate and increase in pro forma net income as a percentage of revenues, are forward-looking and actual results could differ materially. Among other things, the initiation of a development program for Avastin in renal cell carcinoma could be affected by discussions with the FDA, recruitment of investigators and study site initiation; the timing of the Avastin or Tarceva Phase III data could be affected by the length of time to achieve study endpoints, additional time requirements for data analysis, or discussions with the FDA; the number of potential new products or indications in late-stage clinical trials could be impacted by all of the foregoing or safety, efficacy, manufacturing or patient enrollment issues; the number of potential product launches and launch dates could be impacted by all of the foregoing or additional time for BLA preparation or additional clinical studies, FDA actions or delays or failure to receive FDA approval; and financial performance could be impacted by all of the foregoing and competition, pricing, costs of sales and R&D expenses.

5x5 Report Card

In 1999, we outlined our 5x5 goals—five goals we hope to achieve by the end of 2005. These goals were based on our view of the growth objectives that a leading biotechnology company should aspire to, and we remain committed to them. We are pleased with the progress to date on these aggressive goals and provide a scorecard of our performance below.

HOW WE ARE PERFORMING:

1) 25% average annual increase in pro forma[1] EPS

This first goal is the most important of the 5x5 goals. Our average annual pro forma earnings per share (EPS) growth rate from 1999 through 2002 was 27 percent. Our pro forma EPS growth rate is expected to fluctuate based on clinical success, product approvals, timing and other variables. We are aiming to achieve a minimum annual pro forma EPS growth rate of 20 percent per year for the period 2003–2005, the remaining years of our 5x5 goal period. As a result, we continue to expect that we will be on course with this 5x5 goal of 25 percent average annual pro forma EPS growth for the period 1999–2005.

2) 25% pro forma[1] net income as a percentage of revenues

Our pro forma net income as a percentage of revenues was approximately 18 percent in 2002. Of all the goals, we currently expect this one to be the most challenging to achieve, due to the success of Rituxan® (Rituximab) and the associated profit-sharing expense that reduces its percentage contribution to net income.

3) 5 new products/indications approved

We have received approval for three new products/indications since 1999 and one delivery device, Nutropin AQ Pen™, in the third quarter of 2002. We expect to exceed this goal given that we submitted filings for two potential therapies in the fourth quarter of 2002 and have numerous pipeline projects in Phase III. We are now preparing for several potential launches in the next few years.

4) 5 significant products in late-stage clinical trials

We should exceed this goal due to the strength of our research organization, in-licensing activities and early-stage pipeline. We currently have several projects in our early-stage pipeline and continue to add additional projects that could potentially be late-stage in 2005.

5) $500 million in new revenues from strategic alliances or acquisitions

We are making steady progress on this goal and have entered into more than 25 significant strategic alliances since 1999, including agreements made with Serono S.A. in 2002 and early 2003 for European and Asian rights to market Raptiva™ (Efalizumab). We have the resources to continue to establish new partnerships, and our goal to add value and growth through alliances or acquisitions is very much a key priority for us.

[1] Pro forma amounts exclude (i) litigation-related special charges in 2002, (ii) special charges in 1999 related to the June 30, 1999 redemption of our special common stock (or the Redemption) and the effects of "push-down" accounting as required by U.S. generally accepted accounting principles, and legal settlements, (iii) recurring charges related to the Redemption, and (iv) costs in 2000 and 1999 related to the sale of inventory that was written up at the Redemption, and the related taxes. In addition, pro forma excludes the cumulative effect of accounting changes, net of tax, in 2001 and 2000, and the changes in fair value of certain derivatives ($10.0 million) recorded in contract and other revenues in 2001 under Statement of Financial Accounting Standards No. 133 on Accounting for Derivative Instruments and Hedging Activities. For further information on these charges, see the "Results of Operations" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Part II of our Form 10-K for the respective years on file with the Securities and Exchange Commission.

Products and Product Development (MARCH 2003)

Oncology

One in three people will develop cancer in his or her lifetime, and half of them will die within five years of diagnosis. This year, cancer will kill some 555,000 people in the United States alone. Genentech is taking part in the fight against cancer by marketing two groundbreaking therapies, Rituxan® (Rituximab) and Herceptin® (Trastuzumab), that have changed the course of medicine and the lives of hundreds of thousands of patients with non-Hodgkin's lymphoma and HER2-overexpressing metastatic breast cancer, respectively. Genentech is also continuously studying and developing therapies for a variety of other cancers, including four of the most common—lung, breast, prostate and colon.

Immunology

When the immune system malfunctions, the same immune cells that once defended the body against foreign infections can cause a number of autoimmune and inflammatory disorders capable of affecting numerous body systems. Common immune disorders such as asthma, type I diabetes, psoriasis and rheumatoid arthritis affect over 20 percent of the population of the United States. The cost of these diseases in physical, psychological and financial terms is immense. Immunology is a growing area of expertise and emphasis for Genentech, and we are developing several potential therapies for immune-related diseases.

Vascular Medicine

Genentech's development of thrombolytic or "clot-busting" therapies such as Activase® (Alteplase, recombinant), TNKase™ (Tenecteplase) and Cathflo® Activase® (Alteplase) has transformed treatment of heart attack and stroke and helped reduce the loss of lives due to these diseases each year. Another example of our work in vascular medicine is our investigational anti-angiogenesis drug, rhuFab V2, which is being studied for the potential treatment of age-related macular degeneration of the eye.

Specialty Therapeutics

Genentech also develops medicines outside of these three focus areas, provided they address unmet medical needs and utilize the company's areas of expertise. Our medicine for cystic fibrosis, Pulmozyme® (dornase alfa), and our growth hormone products are in this category.

(1) Includes projects in pre-IND, Phase I and Phase II clinical trials. (2) Includes projects in Phase III clinical trials or pending FDA approval.
(3) Includes products marketed by Genentech in the United States.

THERAPY	DISEASE	EARLY STAGE[1]	LATE STAGE[2]	IN MARKET[3]
2C4 ANTIBODY	SOLID TUMORS	●		
AVASTIN™	COLORECTAL CANCER		●	
	RENAL CELL CARCINOMA	● *		
HERCEPTIN®	HER2-POSITIVE METASTATIC BREAST CANCER			●
	ADJUVANT BREAST CANCER		●	
RITUXAN®	RELAPSED LOW-GRADE NON-HODGKIN'S LYMPHOMA			●
	INTERMEDIATE/HIGH-GRADE NON-HODGKIN'S LYMPHOMA		●	
TARCEVA™	NON-SMALL CELL LUNG CANCER		●	
	PANCREATIC CANCER		●	
ANTI-CD11A	RHEUMATOID ARTHRITIS	●		
MLN-02 ANTIBODY	INFLAMMATORY BOWEL DISEASES	●		
RAPTIVA™	PSORIASIS		● →	
	PSORIATIC ARTHRITIS	●		
RITUXAN®	RHEUMATOID ARTHRITIS	● *		
	IDIOPATHIC THROMBOCYTOPENIC PURPURA	●		
XOLAIR™	ALLERGIC ASTHMA		● →	
ACTIVASE®	ACUTE MYOCARDIAL INFARCTION ACUTE ISCHEMIC STROKE ACUTE MASSIVE PULMONARY EMBOLISM			●
ANTI-TISSUE FACTOR	ACUTE CORONARY SYNDROME	●		
CATHFLO® ACTIVASE®	OCCLUDED CATHETERS			●
RHUFAB V2	AGE-RELATED MACULAR DEGENERATION		●	
TNKASE™	ACUTE MYOCARDIAL INFARCTION			●
NUTROPIN®	GROWTH HORMONE DEFICIENCY IN CHILDREN AND ADULTS GROWTH FAILURE DUE TO CHRONIC RENAL INSUFFICIENCY SHORT STATURE ASSOCIATED WITH TURNER SYNDROME			●
NUTROPIN AQ®	GROWTH HORMONE DEFICIENCY IN CHILDREN AND ADULTS GROWTH FAILURE DUE TO CHRONIC RENAL INSUFFICIENCY SHORT STATURE ASSOCIATED WITH TURNER SYNDROME			●
NUTROPIN AQ PEN™	DELIVERY DEVICE FOR NUTROPIN AQ			●
NUTROPIN DEPOT®	GROWTH HORMONE DEFICIENCY IN ADULTS		●	
	GROWTH HORMONE DEFICIENCY IN CHILDREN			●
PULMOZYME®	CYSTIC FIBROSIS			●

→ Pending FDA Approval * Preparing for Phase III

While the future promises to offer significant discoveries in the world of medicine, nothing motivates us more than our patients. Since our inception, we have brought 10 products to market that have affected the lives of more than one million patients. We also have numerous projects in our product pipeline that patients have received in clinical trials. Here are just a few of the people who have benefited from our marketed products or participated in clinical trials for our investigational therapies.



Alec and Lizzy
PULMOZYME PATIENTS

"We are thankful to have Pulmozyme—and each other—in our fight against cystic fibrosis."



Cedric
RAPTIVA CLINICAL TRIAL PATIENT

"I can walk down the street in shorts now and not look half bad!"

Linda
XOLAIR CLINICAL TRIAL PATIENT

"After 20 years of severe asthma and trying every different kind of drug, Xolair has made a major difference."



Earl
AVASTIN CLINICAL TRIAL PATIENT

"I'm excited that I feel well enough to take a trip to DisneyWorld with my son to celebrate his 8th birthday."





Cynthia
RITUXAN PATIENT

"Rituxan has helped me be able to watch my children grow into productive adults and has taught me how precious life is."



Jane
HERCEPTIN PATIENT

"I am grateful for every moment I have in my garden, with my husband, and with my seven grandchildren."

Cecil
TNKASE PATIENT

"With the help of TNKase, I attended my daughter's wedding a month after a heart attack."



Hannah
NUTROPIN AQ PEN PATIENT

"I'm glad my brothers aren't that much bigger than me anymore!"



Genentech prides itself on hiring the best and the brightest employees to do the rigorous technical and strategic work that is at the heart of our business. However, our people have more than talent. They have passion. They get up every morning, come to work and give it their all because they want to see Genentech make a difference for patients. Our campuses in South San Francisco, Vacaville and Porriño hum with this combination of excellence and passion. As a company, we are deeply committed to creating a work environment that rewards such dedication and attention to quality and enables employees to continually innovate and achieve results that improve and extend the lives of patients.



John
MANUFACTURING

"What fires me up are the people I work with and their total commitment to each other, Genentech and our patients."



Yuan
PROCESS SCIENCES

"Working for Genentech means being involved in creative work and constant learning with incredibly talented people."

Debbie
PRODUCT DEVELOPMENT

"I enjoy working in a team-oriented environment that brings multiple perspectives and areas of expertise together to develop high-quality medicines."



Lino
RESEARCH

"Genentech's research engine is fueled by an extraordinarily collaborative effort among people with the drive, talent, and dedication it takes to convert scientific knowledge into the next generation of medicines."





Steven
MANAGED CARE

"I am proud to work on the Managed Care team, where we partner with managed care organizations to facilitate health insurance coverage and patient access to Genentech products."



Monica
HUMAN RESOURCES

"In HR, we work hard to recruit and retain top talent for Genentech so that we can continue to lead the industry in providing breakthrough therapies for patients."

Nancy
SALES

"My task is to educate physicians and nurses on how to identify patients who would benefit from Rituxan treatment. It's wonderful to know that what we do every day impacts lives."



Charlie
MEDICAL AFFAIRS

"I am privileged to work with hard-working and truly committed people. One impressive feat for the Medical Affairs group in 2002 was the simultaneous submission of two FDA approval applications for Xolair and Raptiva."



Financial Highlights (UNAUDITED)

(IN MILLIONS, EXCEPT PER SHARE AND EMPLOYEE DATA)

				% CHANGE FROM PRECEDING YEAR	
YEARS ENDED DECEMBER 31	2002	2001	2000	02/01	01/00
Total revenues	$2,719.3	$2,212.3	$1,736.4	23%	27%
Product sales	2,163.6	1,742.9	1,278.3	24	36
Cost of sales (COS)	441.6	354.5	364.9	25	(3)
Research and development (R&D) expenses	623.5	526.2	489.9	18	7
Marketing, general and administrative expenses	573.3	474.4	368.2	21	29
Collaboration profit sharing	350.7	246.7	128.8	42	92
Recurring charges related to redemption[(1)][(2)]	155.7	321.8	375.3	(52)	(14)
Special charges: litigation-related[(3)]	543.9	—	—	100	—
Cumulative effect of accounting change, net of tax	—	(5.6)[(4)]	(57.8)[(5)]	100	90
Net income (loss)	63.8[(2)]	150.3	(74.2)	(58)	303
Diluted earnings (loss) per share[(6)]	0.12	0.28	(0.14)	(57)	300
R&D expense as a % of revenues	23%	24%	28%	—	—
Pro forma net income[(7)]	$ 483.6	$ 404.5	$ 325.1	20%	24%
Pro forma diluted EPS[(6)][(7)]	0.92	0.76	0.61	21	25
Pro forma net income as a % of revenues	18%	18%	19%	—	—
Shares used to compute diluted earnings (loss) per share[(6)]	524.4	535.3	522.2	(2)	3
Actual shares at year-end[(6)]	512.8	528.3	525.5	(3)	1
Stock price at year-end[(6)]	$ 33.16	$ 54.25	$ 81.50	(39)	(33)
No cash dividends were paid					
Cash, cash equivalents, short-term investments, long-term marketable securities and other	$1,601.9[(8)]	$2,864.9	$2,459.4	(44)	16
Property, plant and equipment, net	1,068.7	865.7	752.9	23	15
Total assets	6,777.3	7,146.9	6,728.4	(5)	6
Total stockholders' equity	5,338.9	5,919.8	5,674.2	(10)	4
Capital expenditures	322.8	213.4	112.7	51	89
Number of employees at year-end	5,252	4,950	4,459	6	11

(1) Amounts primarily relate to the amortization of other intangible assets in 2002, 2001 and 2000, and the amortization of goodwill in 2001 and 2000 due to the June 30, 1999 redemption of our special common stock (or the Redemption) and the effects of push-down accounting.

(2) We adopted Statement of Financial Accounting Standards (or FAS) No. 141 on Business Combinations and FAS 142 on Goodwill and Other Intangible Assets on January 1, 2002. As a result of our adoption, reported net income increased by approximately $157.6 million (or $0.30 per share) for the year ended December 31, 2002, due to the cessation of goodwill amortization and the amortization of our trained and assembled workforce intangible asset. For further information on our adoption of FAS 141 and 142, see the "Results of Operations" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Part II of our 2002 Form 10-K on file with the Securities and Exchange Commission (or the SEC).

(3) Amount is comprised of the City of Hope Medical Center (or COH) litigation judgment in the second quarter of 2002, including accrued interest and costs related to obtaining a surety bond, and certain other litigation-related matters. For further information on these charges, see the "Results of Operations" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Part II of our 2002 Form 10-K on file with the SEC.

(4) As a result of our adoption of FAS 133 on Accounting for Derivative Instruments and Hedging Activities on January 1, 2001, we recorded $5.6 million, net of tax, as a cumulative effect of a change in accounting principle, and $10.0 million for the changes in fair value of certain derivatives in contract and other revenues.

(5) We adopted Securities and Exchange Commission's Staff Accounting Bulletin No. 101 on Revenue Recognition effective January 1, 2000, and recorded $57.8 million, net of tax, as a cumulative effect of a change in accounting principle related to contract revenues recognized in prior periods.

(6) All share and per share amounts reflect the two-for-one split of our Common Stock that was effected in October 2000.

(7) Pro forma amounts exclude (i) $543.9 million of litigation-related special charges in 2002, (ii) recurring charges related to the Redemption of $155.7 million in 2002, $321.8 million in 2001 and $375.3 million in 2000, and (iii) $92.9 million in 2000 included in COS related to the sale of inventory that was written up at the Redemption, and the related taxes. In addition, pro forma excludes the cumulative effect of accounting changes, net of taxes, in 2001 and 2000, and the changes in fair value of certain derivatives ($10.0 million) recorded in contract and other revenues in 2001 under FAS 133. For further information on these charges, see the "Results of Operations" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Part II of our 2002 Form 10-K on file with the SEC.

(8) Excludes $630.0 million of restricted cash pledged to secure the COH judgment in 2002.

TOTAL REVENUES


3000
2400
1800
1200
600
$1,736
$2,212
$2,719
2000
2001
2002
Product sales
Royalties
Contract, interest and other

NET INCOME (LOSS)


500
400
300
200
100
0
-100
$325
$405
$484
$150
$64
($74)
2000
2001
2002
PRO FORMA
ACTUAL

DILUTED EARNINGS (LOSS) PER SHARE


1.00
0.75
0.50
0.25
0
-0.25
$0.61
$0.76
$0.92
$0.28
$0.12
($0.14)
2000
2001
2002
PRO FORMA
ACTUAL

Marketed Products (UNAUDITED)

(IN MILLIONS)

TOTAL PRODUCT SALES



2500
2000
1500
1000
500
$1,278
$1,743
$2,164
2000
2001
2002

Total net product sales were $2,164 million in 2002, an increase of 24% from 2001 primarily as a result of higher sales of our bioncology products, Rituxan® (Rituximab) and Herceptin® (Trastuzumab), and higher sales of our growth hormone and Pulmozyme products.

RITUXAN SALES



1200
960
720
480
240
$444
$819
$1,163
2000
2001
2002

HERCEPTIN SALES



400
320
240
160
80
$276
$347
$385
2000
2001
2002

GROWTH HORMONE SALES



350
280
210
140
70
$227
$250
$297
2000
2001
2002

Net sales of Rituxan were $1,163 million in 2002, a 42% increase from 2001. The increase in 2002 was primarily due to increased use of the product for the treatment of B-cell non-Hodgkin's lymphoma. Rituxan was launched in December 1997 and was the first therapeutic antibody approved for treating cancer in the United States. We co-developed Rituxan with IDEC Pharmaceuticals Corporation. IDEC and Genentech jointly market Rituxan in the United States. Hoffmann-La Roche markets Rituxan under the trade name MabThera® in the European Union. In addition, Hoffmann-La Roche holds marketing rights for Rituxan in Canada and for MabThera outside of the U.S., excluding Japan.

Net sales of Herceptin were $385 million in 2002, an 11% increase from 2001. The increase in 2002 was primarily due to an increase in first-line use in the metastatic breast cancer market and the extension of the average treatment duration. Herceptin was first marketed in September 1998 and was the first therapeutic antibody for the treatment of metastatic breast cancer. We have granted Hoffmann-La Roche exclusive marketing rights to Herceptin outside of the United States.

Net sales of our four growth hormone products—Nutropin Depot® [somatropin (rDNA origin) for injectable suspension], Nutropin AQ® [somatropin (rDNA origin) injection], Nutropin® [somatropin (rDNA origin) for injection] and Protropin® (somatrem for injection)—were $297 million in 2002, an increase of 19% from 2001. The increase in 2002 was primarily due to our focus on new patient starts, dose optimization, higher dosing during puberty and an incremental increase in the length of therapy. In late April 2002, the FDA approved Nutropin AQ Pen™, a new delivery system for Nutropin AQ, and the Pen was launched in July 2002.

THROMBOLYTIC SALES



250
200
150
100
50
$206
$197
$180
2000
2001
2002

PULMOZYME SALES



150
120
90
60
30
$122
$123
$138
2000
2001
2002

Combined net sales of our three thrombolytic products, Activase® (Alteplase, recombinant), TNKase™ (Tenecteplase) and Cathflo® Activase® (Alteplase), were *$180 million in 2002, a decrease of 9% from 2001.* The decrease in Activase and TNKase sales was attributable to the decline in the overall size of the thrombolytic market as a result of increasing use of mechanical reperfusion as well as early intervention with other therapies in the treatment of acute myocardial infarction and preventative therapies. Cathflo Activase received FDA approval and was launched in September 2001.

Net Pulmozyme® (dornase alfa) sales were $138 million in 2002, a 12% increase over 2001. The increase in 2002 primarily reflects an increased *focus on aggressive treatment of cystic fibrosis early* in the course of the disease.

11-Year Financial Summary (UNAUDITED)

(IN MILLIONS, EXCEPT PER SHARE AND EMPLOYEE DATA)

		2002		2001		2000
	ACTUAL	PRO FORMA[2]	ACTUAL	PRO FORMA[2]	ACTUAL	PRO FORMA[2]
TOTAL REVENUES	$2,719.3	$2,719.3	$2,212.3	$2,202.3	$1,736.4	$1,736.4
Product sales	2,163.6	2,163.6	1,742.9	1,742.9	1,278.3	1,278.3
Royalties	365.6	365.6	264.5	264.5	207.3	207.3
Contract and other	88.7	88.7	74.4[9]	64.4	160.4[6]	160.4[6]
Interest income	101.4	101.4	130.5	130.5	90.4	90.4
TOTAL COSTS AND EXPENSES	$2,689.5	$1,989.9	$1,929.3	$1,607.5	$1,732.4	$1,264.2
Cost of sales	441.6	441.6	354.5	354.5	364.9[8]	272.0
Research and development	623.5	623.5	526.2	526.2	489.9	489.9
Marketing, general and administrative	573.3	573.3	474.4	474.4	368.2	368.2
Collaboration profit sharing	350.7	350.7	246.7	246.7	128.8	128.8
Recurring charges related to redemption[4]	155.7	—	321.8	—	375.3	—
Special charges	543.9[11]	—	—	—	—	—
Interest expense	0.8	0.8	5.7	5.7	5.3	5.3
INCOME (LOSS) DATA						
Income (loss) before taxes and cumulative effect of accounting change	$ 29.8	$ 729.4	$ 283.0	$ 594.8	$ 4.0	$ 472.2
Income tax (benefit) provision	(34.0)	245.8	127.1	190.3	20.4	147.1
Income (loss) before cumulative effect of accounting change	63.8	483.6	155.9	404.5	(16.4)	325.1
Cumulative effect of accounting change, net of tax	—	—	(5.6)[9]	—	(57.8)[6]	—
Net income (loss)	63.8[12]	483.6	150.3	404.5	(74.2)	325.1
EARNINGS (LOSS) PER SHARE:						
Basic	$ 0.12	$ 0.93	$ 0.29	$ 0.77	$ (0.14)	$ 0.62
Diluted	0.12	0.92	0.28	0.76	(0.14)	0.61
SELECTED BALANCE SHEET DATA						
Cash, cash equivalents, short-term investments and long-term marketable securities and other	$1,601.9	—	$2,864.9	—	$2,459.4	—
Accounts receivable	418.5	—	315.3	—	273.7	—
Inventories	393.5	—	356.9	—	265.8	—
Property, plant and equipment, net	1,068.7	—	865.7	—	752.9	—
Goodwill	1,334.2	—	1,302.5	—	1,455.8	—
Other intangible assets	927.5	—	1,113.3	—	1,280.4	—
Other long-term assets[13]	796.8[14]	—	127.2	—	168.5	—
Total assets	6,777.3	—	7,146.8	—	6,728.4	—
Total current liabilities	646.7	—	663.8	—	465.3	—
Long-term debt	—	—	—[10]	—	149.7	—
Total liabilities	1,438.4	—	1,227.0	—	1,054.2	—
Total stockholders' equity	5,338.9	—	5,919.8	—	5,674.2	—
OTHER DATA						
Depreciation and amortization expense	$ 275.0[12]	—	$ 428.1	—	$ 463.0	—
Capital expenditures	322.8	—	213.4	—	112.7	—
SHARE INFORMATION						
Shares used to compute EPS:						
Basic	519.2	519.2	527.0	527.0	522.2	522.2
Diluted	524.4	524.4	535.3	535.3	522.2	536.1
Actual at year-end	512.8	—	528.3	—	525.5	—
PER SHARE DATA						
Market price: High	$ 55.15	—	$ 84.00	—	$ 117.25	—
		—				
Low	$ 25.10	—	$ 37.99	—	$ 46.13	—
		—				
Book value	$ 10.41	—	$ 11.21	—	$ 10.80	—
NUMBER OF EMPLOYEES AT YEAR-END	5,252	—	4,950	—	4,459	—

1999								
ACTUAL[7]	PRO FORMA[2]	1998	1997	1996	1995	1994	1993	1992
$ 1,401.0	$1,401.0	$1,150.9	$1,016.7	$ 968.7	$ 917.8	$ 795.4	$ 649.7	$ 544.3
1,039.1	1,039.1	717.8	584.9	582.8	635.3	601.0	457.4	391.0
189.3	189.3	229.6	241.1	214.7	190.8	126.0	112.9	91.7
83.2	83.2	114.8	121.6	107.0	31.2	25.6	37.9	16.7
89.4	89.4	88.7	69.1	64.2	60.5	42.8	41.5	44.9
$ 2,761.6	$1,032.8	$ 898.3	$ 846.9	$ 820.8	$ 745.6	$ 665.8	$ 590.8	$ 522.3
285.6[8]	192.2	138.6	102.5	104.5	97.9	95.8	70.5	66.8
367.3	367.3	396.2	470.9	471.1	363.0	314.3	299.4	278.6
393.6	393.6	319.1	269.9	240.1	251.7	248.6	214.4	172.5
74.3	74.3	39.8	—	—	—	—	—	—
197.7	—	—	—	—	—	—	—	—
1,437.7[3]	—	—	—	—	25.0[1]	—	—	—
5.4	5.4	4.6	3.6	5.1	8.0	7.1	6.5	4.4
$(1,360.6)	$ 368.2	$ 252.6	$ 169.8	$ 147.9	$ 172.2	$ 129.6	$ 58.9	$ 22.0
(203.1)	121.5	70.7	40.8	29.6	25.8	5.2	—	1.1
(1,157.5)	246.7	181.9	129.0	118.3	146.4	124.4	58.9	20.9
—	—	—	—	—	—	—	—	—
(1,157.5)	246.7	181.9	129.0	118.3	146.4	124.4	58.9	20.9
$ (2.26)	$ 0.48	$ 0.36	$ 0.26	$ 0.25	$ 0.31	$ 0.27	$ 0.13	$ 0.05
(2.26)	0.47	0.35	0.26	0.24	0.30	0.26	0.12	0.05
$ 1,957.4	—	$1,604.6	$1,286.5	$1,159.1	$1,096.8	$ 920.9	$ 719.8	$ 646.9
226.8	—	149.7	189.2	197.6	172.2	146.3	130.5	93.9
275.2	—	148.6	116.0	91.9	93.6	103.2	84.7	65.3
730.1	—	700.2	683.3	586.2	503.7	485.3	456.7	432.5
1,609.1	—	—	—	—	—	—	—	—
1,453.3	—	65.0	54.7	40.1	42.2	16.0	13.8	12.7
201.1	—	131.3	122.5	109.1	63.3	45.0	50.3	24.4
6,549.8	—	2,855.4	2,507.6	2,226.4	2,011.0	$1,745.1	$1,468.8	$1,305.1
492.5	—	291.3	289.6	250.0	233.4	220.5	190.7	133.5
149.7	—	150.0	150.0	150.0	150.0	150.4	151.2	152.0
1,280.0	—	511.6	476.4	425.3	408.9	396.3	352.0	297.8
5,269.8[5]	—	2,343.8	2,031.2	1,801.1	1,602.0	1,348.8	1,116.8	1,007.3
$ 280.7	—	$ 78.1	$ 65.5	$ 62.1	$ 58.4	$ 53.5	$ 44.0	$ 52.2
95.0	—	88.1	154.9	141.8	70.2	82.8	87.5	126.0
512.9	512.9	503.3	492.2	482.5	473.1	464.0	455.6	447.7
512.9	529.5	519.5	505.6	495.9	487.0	480.8	475.0	460.0
516.2	—	508.5	497.0	485.7	477.1	469.0	459.3	451.5
$ 22.50	—	$ 19.94	$ 15.16	$ 13.85	$ 13.25*	$ 13.38	$ 12.63	$ 9.88
$ 71.50**								
$ 18.63	—	$ 14.82	$ 13.32	$ 12.85	$ 11.13*	$ 10.44	$ 7.82	$ 6.47
$ 24.25**								
$ 10.21	—	$ 4.61	$ 4.09	$ 3.71	$ 3.36	$ 2.88	$ 2.43	$ 2.23
3,883	—	3,389	3,242	3,071	2,842	2,738	2,510	2,331

11-Year Financial Summary Footnotes (UNAUDITED)

We have paid no dividends.

The 11-year Financial Summary above reflects adoption of Statement of Financial Accounting Standards (or FAS) Nos. 141, 142, 144, 148 and Financial Accounting Standards Board Interpretation Nos. 45 and 46 in 2002, FAS 133 in 2001, The Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (or SAB 101) in 2000, FAS 130 and 131 in 1998, FAS 128 and 129 in 1997, FAS 121 in 1996, FAS 115 in 1994 and FAS 109 in 1992.

All share and per share amounts reflect two-for-one stock splits of our Common Stock that were effected in 2000 and 1999.

* Special Common Stock began trading October 26, 1995. On October 25, 1995, pursuant to the 1995 Agreement with Roche Holdings, Inc. (or Roche), each share of our Common Stock not held by Roche or its affiliates automatically converted to one share of Special Common Stock.

** Common Stock began trading July 20, 1999; prior to that date, shares were Special Common Stock. On June 30, 1999, we redeemed all of our outstanding Special Common Stock held by stockholders other than Roche (also known as the Redemption). Roche's percentage ownership of our outstanding equity increased from 65% to 100%. On July 23, 1999, October 26, 1999, and March 29, 2000, Roche completed public offerings of our Common Stock. On January 19, 2000, Roche completed an offering of zero-coupon notes that are exchangeable for an aggregate of 13 million shares of our Common Stock held by Roche. Roche's percentage ownership was 59.8% at December 31, 2002.

(1) Primarily includes charges related to 1995 merger and the 1995 Agreement with Roche ($21.0 million).

(2) Pro forma amounts exclude (i) litigation-related special charges in 2002, (ii) special charges in 1999 related to the June 30, 1999 Redemption and the effects of "push-down" accounting as required by U.S. generally accepted accounting principles, and legal settlements, (iii) recurring charges related to the Redemption, and (iv) costs in 2000 and 1999 related to the sale of inventory that was written up at the Redemption, and the related taxes. In addition, pro forma excludes the cumulative effect of accounting changes, net of tax, in 2001 and 2000, and the changes in fair value of certain derivatives ($10.0 million) recorded in contract and other revenues in 2001 under FAS 133 on Accounting for Derivative Instruments and Hedging Activities. For further information on these charges, see the "Results of Operations" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Part II of our Form 10-K for the respective years on file with the Securities and Exchange Commission (or the SEC).

(3) Charges related to Redemption and push-down accounting ($1,207.7 million) and legal settlements ($230.0 million).

(4) Primarily reflects amortization of other intangible assets in 2002, 2001, 2000 and 1999 and goodwill amortization in 2001, 2000 and 1999 related to the Redemption and push-down accounting.

(5) Reflects the impact of the Redemption and related push-down accounting of $5,201.9 million of excess purchase price over net book value, net of charges and accumulated amortization of goodwill and other intangible assets.

(6) Reflects the impact of the adoption of SAB 101 on revenue recognition effective January 1, 2000.

(7) Actual 1999 results reflect the June 30, 1999 Redemption and push-down accounting and include the combined New Basis and Old Basis periods presented in the 1999 Consolidated Statements of Operations and Consolidated Statements of Cash Flows. Refer to our 2001 Form 10-K (Part II, Item 8) on file with the SEC.

(8) Includes costs related to the sale of inventory that was written up at the Redemption due to push-down accounting.

(9) Reflects the impact of the adoption of FAS 133 on Accounting for Derivative Instruments and Hedging Activities.

(10) The $149.7 million long-term debt was reclassified to current liabilities to reflect the March 27, 2002 maturity.

(11) Amount includes litigation-related special charges comprised of the City of Hope Medical Center (or COH) litigation judgment in the second quarter of 2002, including accrued interest and costs related to obtaining a surety bond, and certain other litigation-related matters. For further information on these charges, see the "Results of Operations" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Part II of our 2002 Form 10-K on file with the SEC.

(12) Genentech adopted FAS 141 on Business Combinations and FAS 142 on Goodwill and Other Intangible Assets on January 1, 2002. In accordance with FAS 141 and 142, we discontinued the amortization of goodwill and our trained and assembled workforce intangible asset, which resulted in an increase in reported net income by approximately $157.6 million (or $0.30 per share) in 2002, as compared to the accounting prior to the adoption of FAS 141 and 142.

(13) Includes restricted cash.

(14) Includes $630.0 million of restricted cash pledged to secure a bond for the COH judgment. For further information on the COH judgment, see the "Legal Proceedings" section of Part I, Item 3 of our 2002 Form 10-K on file with the SEC.

Stockholder Information

COMMON STOCK INFORMATION

STOCK TRADING SYMBOL: DNA

STOCK EXCHANGE LISTING

Our Common Stock trades on the New York Stock Exchange under the symbol "DNA." No dividends have been paid on the Common Stock. We currently intend to retain all future income for use in the operation of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

COMMON STOCKHOLDERS

As of December 31, 2002, there were approximately 2,036 stockholders of record of our Common Stock, one of which is Cede & Co., a nominee for Depository Trust Company or DTC. All of the shares of Common Stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC, and are therefore considered to be held of record by Cede & Co., as one stockholder.

STOCK PRICES

	COMMON STOCK			
	2002		2001	
	HIGH	LOW	HIGH	LOW
4th Quarter	$36.85	$29.50	$58.95	$39.50
3rd Quarter	37.49	25.10	58.10	37.99
2nd Quarter	52.44	30.02	58.19	40.00
1st Quarter	55.15	45.72	84.00	38.50

STOCK REPURCHASES

See the "Capital Stock" note in the Notes to Consolidated Financial Statements of Part II, Item 8 of our 2002 Form 10-K on file with the Securities and Exchange Commission (SEC) for information on our stock repurchases.

Stockholder Information

HEADQUARTERS
Genentech
One DNA Way
South San Francisco, California 94080-4990
(650) 225-1000
www.gene.com

STOCK LISTING

DNA
Listed
NYSE
Genentech is listed on the New York Stock Exchange under the symbol DNA.

TRANSFER AGENT
Communications concerning transfer requirements, lost certificates and change of address should be directed to Genentech's transfer agent:

EquiServe Trust Company, N.A.
Stockholder Services
Post Office Box 43010
Providence, Rhode Island 02940-3010

Telephone: (800) 733-5001
Fax: (781) 828-8813
www.equiserve.com

ANNUAL MEETING
The annual meeting of stockholders will be held at 10:00 a.m. Pacific time on April 23, 2003, at The Westin Hotel, 1 Old Bayshore Highway, Millbrae, California. Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement sent to each stockholder of record as of February 24, 2003.

INVESTOR RELATIONS
Genentech invites stockholders, security analysts, representatives of portfolio management firms and other interested parties to contact:

Katherine Littrell, Ph.D., R.N.
Director, Investor Relations
(650) 225-1034 phone
(650) 225-8326 fax

Genentech
One DNA Way
South San Francisco, California 94080-4990
e-mail: investor.relations@gene.com

AVAILABLE INFORMATION
We file electronically with the SEC our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The public may read or copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports on the day of filing with the SEC on our website on the World Wide Web at http://www.gene.com, by contacting the Investor Relations Department at our corporate offices by calling (650) 225-1599 or by sending an e-mail message to investor.relations@gene.com. You can direct requests for literature to our literature request line at (800) 488-6519 or on our website.

INDEPENDENT AUDITORS
Ernst & Young LLP
Palo Alto, California

WANT TO LEARN MORE ABOUT GENENTECH?
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Our mission is to be the leading biotechnology company, using human genetic information to discover, develop, commercialize and manufacture biotherapeutics that address significant unmet medical needs. We commit ourselves to high standards of integrity in contributing to the best interests of patients, the medical profession, our employees and our communities, and to seeking significant returns to our stockholders based on the continued pursuit of excellent science.



Genentech Executive Committee (pictured and listed from left to right)

MYRTLE S. POTTER
Executive Vice President, Commercial Operations, and Chief Operating Officer

Ms. Potter joined Genentech in 2000 as executive vice president, Commercial Operations, and chief operating officer. Before joining Genentech, Potter was president of Bristol-Myers Squibb's U.S. Cardiovascular/ Metabolics business. Prior to joining Bristol-Myers, Potter spent 14 years at Merck and Company in a variety of sales, marketing and business planning roles.

SUSAN DESMOND-HELLMANN, M.D., M.P.H.
Executive Vice President, Development and Product Operations, and Chief Medical Officer

Dr. Hellmann joined Genentech in 1995 as a clinical scientist. Following several promotions, Hellmann was named executive vice president, Development and Product Operations in 1999. Prior to joining Genentech, Hellmann was associate director of clinical cancer research at Bristol-Myers Squibb Pharmaceutical Research Institute. Trained as an oncologist, Dr. Hellmann spent several years in the clinical setting.

STEPHEN G. JUELSGAARD, D.V.M., J.D.
Executive Vice President, General Counsel and Secretary

Mr. Juelsgaard joined Genentech in 1985 as corporate counsel. In 1994, he was named vice president and general counsel. He was named secretary in 1997 and executive vice president in 2002. Prior to his employment with Genentech, Juelsgaard was an associate with the law firm of Wilson Sonsini Goodrich & Rosati.

LOUIS J. LAVIGNE, JR.
Executive Vice President and Chief Financial Officer

Mr. Lavigne was named executive vice president in 1997. He joined Genentech in 1982 and, after several promotions, assumed the chief financial officer position in September 1988. Prior to joining Genentech, Lavigne held various financial management positions with Pennwalt Corporation, a chemical and pharmaceutical company.

ARTHUR D. LEVINSON, PH.D.
Chairman and Chief Executive Officer

In 1995, Dr. Levinson became president and chief executive officer of Genentech and joined the board of directors. He was named chairman of the board of directors in 1999. Levinson joined the company in 1980 as a senior scientist and was eventually named head of Research—a post he held for five years. He has been a member of Genentech's Executive Committee since 1990.

RICHARD H. SCHELLER, PH.D.
Senior Vice President, Research

Dr. Scheller joined Genentech in 2001. Prior to joining Genentech, Scheller served as professor of Molecular and Cellular Physiology and of Biological Sciences at Stanford University Medical Center for 19 years. In 1994, he became an investigator at the Howard Hughes Medical Institute. Scheller has published more than 200 papers in peer-reviewed scientific journals.

BOARD OF DIRECTORS

ARTHUR D. LEVINSON, PH.D.
Chairman and Chief Executive Officer
Genentech, Inc.

HERBERT W. BOYER, PH.D.
Co-founder of Genentech, Inc. and
Professor Emeritus of
Biochemistry and Biophysics
University of California, San Francisco

FRANZ B. HUMER, DOCTOR OF LAW
Chairman and Chief Executive Officer
The Roche Group, a research-based
healthcare company

JONATHAN K. C. KNOWLES, PH.D.
Head of Global Pharmaceuticals Research
The Roche Group, a research-based
healthcare company

SIR MARK RICHMOND, PH.D.
Former Senior Research Fellow
School of Public Policy
University College, London

CHARLES A. SANDERS, M.D.
Former Chairman and
Chief Executive Officer
Glaxo, Inc., a research-based
healthcare company

EXECUTIVE OFFICERS

ARTHUR D. LEVINSON, PH.D.*
Chairman and Chief Executive Officer

SUSAN D. DESMOND-HELLMANN, M.D., M.P.H.*
Executive Vice President
Development and Product Operations
and Chief Medical Officer

STEPHEN G. JUELSGAARD, D.V.M., J.D.*
Executive Vice President
General Counsel and Secretary

LOUIS J. LAVIGNE, JR.*
Executive Vice President and
Chief Financial Officer

MYRTLE S. POTTER*
Executive Vice President
Commercial Operations
and Chief Operating Officer

RICHARD H. SCHELLER, PH.D.*
Senior Vice President
Research

DAVID A. EBERSMAN
Senior Vice President
Product Operations

ROBERT L. GARNICK, PH.D.
Senior Vice President
Regulatory, Quality and Compliance

JOHN M. WHITING
Vice President
Controller
and Chief Accounting Officer

OFFICERS

IAN CLARK
Senior Vice President and General Manager
BioOncology

MARK J. AHN
Vice President
Hematology Marketing and Sales

W. ROBERT ARATHOON, PH.D.
Vice President
Manufacturing Operations

HAL BARRON, M.D.
Vice President
Medical Affairs

J. JOSEPH BARTA
Vice President
Compliance

RONALD C. BRANNING
Vice President
Global Quality

STEPHEN G. DILLY, M.D., PH.D.
Vice President
Development Sciences

CLAUDIA M. ESTRIN
Vice President
Decision Support
and Commercial Operations

GWENDOLYN FYFE, M.D.
Vice President
Clinical Hematology/Oncology

ROY C. HARDIMAN, J.D.
Vice President
Corporate Law
and Assistant Secretary

KENNETH HILLAN, M.B. CH.B.
Vice President
Research Operations and Pathology

FRANCIS A. JACKSON
Vice President
Vacaville Product Operations

SEAN A. JOHNSTON, J.D., PH.D.
Vice President
Intellectual Property
and Assistant Secretary

JOSEPH S. MCCRACKEN, D.V.M.
Vice President
Business and Commercial Development

WALTER K. MOORE
Vice President
Government Affairs

GENESIO MURANO, PH.D.
Vice President
Regulatory Affairs

PHILIPPA NORMAN
Vice President
Global Supply Chain

DIANE L. PARKS
Vice President
Cardiovascular, Specialty Therapeutics
and Managed Care

ANDREW R. SCHERER
Vice President
Engineering, Facilities
and Genentech España

THOMAS T. THOMAS II
Treasurer

STAFF SCIENTISTS

AVI J. ASHKENAZI, PH.D.
Research

THOMAS A. BEWLEY, PH.D.
Process Sciences

STUART BUNTING, PH.D.
Research

FREDERIC DE SAUVAGE, PH.D.
Research

ABRAHAM DE VOS, PH.D.
Research

VISHVA DIXIT, PH.D.
Research

DAVID GILTINAN, PH.D.
Medical Affairs

TIM GREGORY, PH.D.
Process Sciences

ANDREW J. S. JONES, D. PHIL.
Process Sciences

PAUL POLAKIS, PH.D.
Research

MARK SLIWKOWSKI, PH.D.
Research

RICHARD VANDLEN, PH.D.
Research

WILLIAM I. WOOD, PH.D.
Research

GENENTECH FELLOWS

NAPOLEONE FERRARA, M.D.
Research

DISTINGUISHED ENGINEERS

CHUNG HSU, PH.D., P.E.
Process Sciences

JOHN MORRIS, PH.D.
Corporate Information Technology

ROBERT VAN REIS
Process Sciences

COLIN WATANABE
Corporate Information Technology

*Member of Executive Committee

Genentech
IN BUSINESS FOR LIFE

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